[redacted]

10028639

TES
GE COMMISSION
20549

BB 4/1

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 29 2010
Washington, DC
110

SEC FILE NUMBER
8 - 67445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KMHT Securities, Inc., formerly LegacyTexas Broker Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 Plum Drive
(No. and Street)

Irving	Texas	75063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Michelle Taylor — 972-461-7065
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, Karen Michelle Taylor, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMHT Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Nancy C. Bohn
Notary Public
State of Texas
My Comm. Exp. 09-26-2010

Michelle Taylor
Signature

CEO / President
Title

Nancy C. Bohn
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less that $500,000.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMHT Securities, Inc.

We have audited the accompanying statement of financial condition of KMHT Securities, Inc. (formerly LegacyTexas Broker-Dealer, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMHT Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
March 24, 2010

KMHT Securities, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 6,860
Total Assets	$ 6,860
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 5,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	29,000
Accumulated deficit	(27,140)
Total Stockholder's Equity	6,860
Total Liabilities and Stockholder's Equity	$ 6,860

See notes to financial statements.

KMHT Securities, Inc.
Statement of Operations
Year Ended December 31, 2009

REVENUE	$ -
Expenses	
Insurance	705
Management fees	2,030
Occupancy	1,800
Legal and professional fees	6,500
Other expenses	486
TOTAL EXPENSES	11,521
NET LOSS	$ (11,521)

See notes to financial statements

KMHT Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at December 31, 2008	1,000	$ 1,000	$ 24,000	$ (15,619)	$ 9,381
Prior year error	4,000	4,000	(4,000)	-	-
Balances at December 31, 2008; as corrected	5,000	5,000	20,000	(15,619)	9,381
Additional capital contributed			9,000		9,000
Net loss				(11,521)	(11,521)
Balances at December 31, 2009	5,000	$ 5,000	$ 29,000	$ (27,140)	$ 6,860

See notes to financial statements

KMHT Securities, Inc.
Statement of Cash Flow
Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net loss	$ (11,521)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in other assets	705
Net cash used in operating activities	(10,816)
Cash Flows From financing Activities:	
Additional capital contributed	9,000
Net decrease in cash	(1,816)
Cash at beginning of year	8,676
Cash at end of year	$ 6,860
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

KMHT Securities, Inc (the Company), formerly LegacyTexas Broker Dealer, Inc., was organized in July 2006 as a Texas corporation. The Company is located in Irving, Texas and currently has no customers.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will engage in the business of general securities brokerage and the rendering of other financial services related to its general securities business.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and, accordingly is exempt from the remaining provisions of that Rule.

The Company has not had any customer security transactions since inception.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Security transactions and the related commission expenses will be recorded on the trade date.

Federal Income Tax

The Company is included in the consolidated federal income tax return for 2009, with its former parent. The former parent elected S corporation status, whereby taxable income or loss is passed through to the shareholders, therefore, there is no provision for federal income taxes. The former parent sold the Company to an individual on December 31, 2009. KMHT Securities, Inc. has elected S Corporation status for income tax purposes beginning January 1, 2010, therefore, the Company will continue to pass taxable income or loss through to its shareholder.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open taxes and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

Note 2. Correction of Prior Year Error

The Company incorrectly recorded the capitalization of the Company at December 31, 2008. The effect of this error is an increase in common stock of $4,000 and a decrease in additional paid-in-capital of $4,000, with no net effect to total stockholder's equity.

Note 3. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company was in net capital deficiency during the period from approximately February 20, 2009 to March 16, 2009. The Company filed notification to that effect on March 16, 2009. At December 31, 2009, the Company had net capital and net capital requirements of $6,860 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2009.

Note 4. Related Party Transactions

Under a Management and Administration Agreement (Agreement), effective April 2008, with the Company's former parent, the Company paid its former parent rent of $1,800 and management fees of $2,030 during the year ended December 31, 2009. The Agreement was terminated March 31, 2009.

Note 5. Subsequent Events

The Company's sole shareholder contributed $5,000 as additional paid-in capital in February 2010.

The Company has evaluated subsequent events through March 24, 2010, the date which these financials were available to be issued.

Schedule 1

KMHT Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ 6,860
Deductions and/or charges Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities positions	6,860
Haircuts on securities	-
Net Capital	$ 6,860
Aggregate indebtedness	$ -
Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 1,860
Ratio of aggregate indebtedness to net capital	0.00%

See accompanying independent auditor's report

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by KMHT Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
KMHT Securities, Inc.

In planning and performing our audit of the financial statements of KMHT Securities, Inc. (the Company) (formerly LegacyTexas Broker-Dealer, Inc.), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
March 24, 2010

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 67445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KMHT Securities, Inc., formerly LegacyTexas Broker Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 Plum Drive
(No. and Street)

Irving (City) Texas (State) 75063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Michelle Taylor 972-461-7065
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Michelle Taylor ______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMHT Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Nancy C. Bohn
Notary Public
State of Texas
My Comm. Exp. 09-26-2010

Karen Michelle Taylor
Signature

CEO / President
Title

Nancy C Bohn
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less that $500,000.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMHT Securities, Inc.

We have audited the accompanying statement of financial condition of KMHT Securities, Inc. (formerly LegacyTexas Broker-Dealer, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMHT Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
March 24, 2010

KMHT Securities, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 6,860
Total Assets	$ 6,860
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 5,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	29,000
Accumulated deficit	(27,140)
Total Stockholder's Equity	6,860
Total Liabilities and Stockholder's Equity	$ 6,860

See notes to financial statements.

KMHT Securities, Inc.
Statement of Operations
Year Ended December 31, 2009

REVENUE	$ -
Expenses	
Insurance	705
Management fees	2,030
Occupancy	1,800
Legal and professional fees	6,500
Other expenses	486
TOTAL EXPENSES	11,521
NET LOSS	$ (11,521)

See notes to financial statements

KMHT Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at December 31, 2008	1,000	$ 1,000	$ 24,000	$ (15,619)	$ 9,381
Prior year error	4,000	4,000	(4,000)	-	-
Balances at December 31, 2008; as corrected	5,000	5,000	20,000	(15,619)	9,381
Additional capital contributed			9,000		9,000
Net loss				(11,521)	(11,521)
Balances at December 31, 2009	5,000	$ 5,000	$ 29,000	$ (27,140)	$ 6,860

See notes to financial statements

KMHT Securities, Inc.
Statement of Cash Flow
Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net loss	$ (11,521)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in other assets	705
Net cash used in operating activities	(10,816)
Cash Flows From financing Activities:	
Additional capital contributed	9,000
Net decrease in cash	(1,816)
Cash at beginning of year	8,676
Cash at end of year	$ 6,860
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

KMHT Securities, Inc (the Company), formerly LegacyTexas Broker Dealer, Inc., was organized in July 2006 as a Texas corporation. The Company is located in Irving, Texas and currently has no customers.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will engage in the business of general securities brokerage and the rendering of other financial services related to its general securities business.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and, accordingly is exempt from the remaining provisions of that Rule.

The Company has not had any customer security transactions since inception.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Security transactions and the related commission expenses will be recorded on the trade date.

Federal Income Tax

The Company is included in the consolidated federal income tax return for 2009, with its former parent. The former parent elected S corporation status, whereby taxable income or loss is passed through to the shareholders, therefore, there is no provision for federal income taxes. The former parent sold the Company to an individual on December 31, 2009. KMHT Securities, Inc. has elected S Corporation status for income tax purposes beginning January 1, 2010, therefore, the Company will continue to pass taxable income or loss through to its shareholder.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open taxes and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

Note 2. Correction of Prior Year Error

The Company incorrectly recorded the capitalization of the Company at December 31, 2008. The effect of this error is an increase in common stock of $4,000 and a decrease in additional paid-in-capital of $4,000, with no net effect to total stockholder's equity.

Note 3. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company was in net capital deficiency during the period from approximately February 20, 2009 to March 16, 2009. The Company filed notification to that effect on March 16, 2009. At December 31, 2009, the Company had net capital and net capital requirements of $6,860 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2009.

Note 4. Related Party Transactions

Under a Management and Administration Agreement (Agreement), effective April 2008, with the Company's former parent, the Company paid its former parent rent of $1,800 and management fees of $2,030 during the year ended December 31, 2009. The Agreement was terminated March 31, 2009.

Note 5. Subsequent Events

The Company's sole shareholder contributed $5,000 as additional paid-in capital in February 2010.

The Company has evaluated subsequent events through March 24, 2010, the date which these financials were available to be issued.

Schedule 1

KMHT Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ 6,860
Deductions and/or charges Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities positions	6,860
Haircuts on securities	-
Net Capital	$ 6,860
Aggregate indebtedness	$ -
Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 1,860
Ratio of aggregate indebtedness to net capital	0.00%

See accompanying independent auditor's report

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by KMHT Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
KMHT Securities, Inc.

In planning and performing our audit of the financial statements of KMHT Securities, Inc. (the Company) (formerly LegacyTexas Broker-Dealer, Inc.), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
March 24, 2010